Management's Discussion and Analysis
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and related notes and other financial information that are included elsewhere in this filing, as well as our consolidated financial statements for the year ended 31 December 2023 and other financial information included in the Company’s annual report on the Form 20-F filed on 20 March 2024.
The following discussion is based on Alvotech’s financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the information contained in this discussion and analysis, including information with respect to Alvotech’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Alvotech’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.
All amounts discussed are in U.S. dollars, unless otherwise indicated.
Company Overview
Alvotech is a highly integrated biopharmaceutical company committed to developing and manufacturing high quality biosimilar medicines for patients globally. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.
Alvotech currently has two approved biosimilars for major markets and an additional nine product candidates in its pipeline for serious diseases with unmet patient and market need. Product candidates in our pipeline address reference products treating autoimmune, eye, and bone disorders, as well as cancer, with combined estimated peak global sales of originator products of more than $130 billion.
•In 2022, Alvotech’s commercial partners launched AVT02 in Canada and Europe and, in 2023, in Australia. On 23 February 2024, Alvotech announced the receipt of FDA approval for marketing AVT02 in the U.S. Alvotech's commercial partners, Teva Pharmaceuticals and Quallent Pharmaceuticals, launched AVT02 in the U.S. during the first half of 2024.
•In the fourth quarter of 2023, Alvotech's commercialization partners Fuji Pharma and JAMP Pharma received approval for AVT04, a biosimilar to Stelara (ustekinumab) in Japan and Canada. In January 2024, Alvotech's commercialization partner STADA received approval for AVT04 in the EEA. Alvotech received approval from the FDA for SELARSDI, AVT04 biosimilar to Stelara, in April 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji Pharma, in select European markets starting in July and in the U.S. starting in February of 2025.
•Alvotech is in late stage clinical studies for four biosimilar candidates. These are AVT03, a biosimilar candidate to Prolia / Xgeva (denosumab), AVT05, a biosimilar candidate to Simponi and Simponi Aria (golimumab), AVT06, a biosimilar candidate to Eylea (aflibercept), and AVT23, a biosimilar candidate to Xolair (omalizumab). Alvotech anticipated to file marketing approval for AVT03, AVT05, and AVT06 by the end of 2024.

•In May 2024, Alvotech entered into an agreement with Dr. Reddy's Laboratories SA, for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK.
•On 11 June 2024, Alvotech extended its partnership with Stada to cover AVT03, its clinical-stage biosimilar candidate for Prolio / Xgeva (denosumab). Stada will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, the two partners have agreed to extend Stada’s commercial rights to AVT02 and AVT04, biosimilars to Humira and Stelara, to Commonwealth of Independent States (CIS) countries in Central Asia. Alvotech will also regain commercial rights from Stada to AVT06, a proposed biosimilar to Eylea.
•On 18 June 2024, the Company entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea, in Europe, except for Germany and France where the rights are semi-exclusive.
•Alvotech also has a number of other programs in earlier phases of development that it plans to advance over the coming years. The combined anticipated peak sales for the reference products for these biosimilar candidates in pre-clinical development is over $105 billion. The two most advanced of these are AVT16, a proposed biosimilar to Entyvio (vedolizumab), and AVT33, a proposed biosimilar to Keytruda (pembrolizumab).
•On 7 June 2024, the Company entered into a senior secured first lien term loan facility of $965 million in two tranches (the "Facility"), led by GoldenTree Asset Management, with participation from other institutional investors, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. The facility matures in June 2029 and was funded in July 2024. Upon the closing of the facility in July 2024, the Company was required to settle its existing debt obligations.

•On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.

Alvotech’s net loss for the six months ended 30 June 2024 and 2023 was $153.5 million and $86.9 million, respectively. Alvotech’s Adjusted EBITDA was $63.5 million and $(146.5) million, for the six months ended 30 June 2024 and 2023, respectively. Alvotech expects to continue to incur a certain level of expenses for the immediate future, as it advances its products through preclinical and clinical development and seeks regulatory approvals, manufactures drug product and drug supply, maintains and expands its intellectual property portfolio, hires additional personnel, and pays for accounting, audit, legal, regulatory and consulting services and costs associated with maintaining compliance with exchange listing rules and the requirements of the SEC, director and officer liability insurance premiums, investor and public relations activities and other expenses associated with operating as a public company.
Factors Affecting Alvotech’s Performance
The pharmaceutical industry is highly competitive and highly regulated. As a result, Alvotech faces a number of industry-specific factors and challenges, which can significantly impact its results. For a more detailed explanation of Alvotech’s business and risks, see the “Risk Factors” section of Alvotech’s Annual Report on Form 20-F filed on 20 March 2024. These factors include:
Competition
The regions in which Alvotech conducts business and the pharmaceutical industry in general is highly competitive. Alvotech faces significant competition from a wide range of companies in a highly regulated industry, including competition from both biosimilar developers and manufacturers as well as competition from branded pharmaceutical developers and manufacturers.
Research and development uncertainty
Research and development within the pharmaceutical industry has a high degree of uncertainty, and likewise there is uncertainty with respect to the probability of success of Alvotech’s biosimilar programs and the timing of the requisite preclinical and clinical steps to achieve regulatory approval of its biosimilar product candidates.
Reliance on commercial partners
Alvotech has partnered with several third parties to commercialize its biosimilar product candidates, once approved by the appropriate regulatory agencies. Alvotech does not currently have the capabilities or the necessary infrastructure to commercialize its products independently.
Impact of Geopolitics and Global Economic Conditions
The Group is subject to additional risks and uncertainties arising from changes to the macroeconomic environment and geopolitical events, including inflation, political instability in particular foreign economies and markets, such as the instability caused by geopolitical conflicts including the war in Ukraine and hostilities in the Middle East, or public health issues or pandemics, such as the COVID-19 pandemic. Global financial markets have experienced volatility and disruption due to macroeconomic and geopolitical events such as rising inflation, the risk of a recession and ongoing conflicts in other countries. In addition, if equity and credit markets deteriorate, including as a result of past and potential future bank failures, it may make any future debt or equity financing more difficult to obtain on favorable terms, and potentially more dilutive to its existing stockholders. The Group cannot predict at this time to what extent it and its collaborators, employees, suppliers, contract manufacturers and/or vendors could potentially be negatively impacted by these events.
The Company believes that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.
Components of Operations
Product Revenue
During the six months ended 30 June 2024, the Company recognized revenue from product sales resulting from the launch of Alvotech’s AVT02 product in the U.S. and sales in select European markets, Canada and Australia, and the launch of AVT04 product in Canada, Japan, and pre-launch sales in a majority of European countries. The Company expects to continue to recognize product revenue as products are successfully launched into the marketplace.

License and Other Revenue
Alvotech generates a significant portion of its revenue from upfront and milestone payments pursuant to long-term out-license contracts which provide its partners with an exclusive right to market and sell Alvotech’s biosimilar product candidates in a particular territory once such products are approved for commercialization. These contracts typically include commitments to continue development of the underlying compound and to provide supply of the product to the partner upon commercialization.
In the future, revenue may include new out-license contracts and additional milestone payments. Alvotech expects that any revenue it generates will fluctuate from period to period as a result of the timing and amount of license, research and development services, and milestone and other payments.
Operating Expenses
Cost of product revenue
Cost of product revenue includes the cost of inventory sold, labor costs, manufacturing overhead expenses and reserves for expected scrap, as well as shipping and freight costs and royalty costs related to in-license agreements.
Research and development expenses
Research and development expenses consist primarily of costs incurred in connection with Alvotech’s research, development and pre-commercial manufacturing activities prior to commercialization of our products. These costs include:
•personnel expenses, including salaries, benefits and other compensation expenses;
•costs of funding the execution of studies performed both internally and externally;
•costs of purchasing laboratory supplies and non-capital equipment used in designing, developing and manufacturing preclinical study and clinical trial materials;
•expenses related to quality control and other advancement development;
•consultant fees;
•expenses related to regulatory activities, including filing fees paid to regulatory agencies;
•facility costs including rent, depreciation and maintenance expenses;
•fees for maintaining licenses under third party licensing agreements;
•expenses incurred in preparation for commercial launch, such as designing and developing commercial-scale manufacturing capabilities and processes, quality control processes, production asset valuation and other related activities; and
•costs related to amortization, depreciation and impairment losses related to software and property, plant and equipment used in research and development activities.
Expenditures related to research and development activities are generally recognized as an expense in the period in which they are incurred. Alvotech did not capitalize any research and development expenses as internally developed intangible assets during the six months ended 30 June 2024 and 2023 as not all the criteria in paragraph 57 of IAS 38 have been met.
Research and development activities will continue to be central to Alvotech’s business model and will vary significantly based upon the success of its programs. Alvotech plans to substantially increase research and development expenses in the near term, as it continues to advance the development of its biosimilar product candidates.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials.
The duration, costs and timing of clinical trials of Alvotech’s products in development and any other product candidates will depend on a variety of factors that include, but are not limited to, the following:
•the number of trials required for approval;
•the per patient trial costs;
•the number of patients who participate in the trials;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the dose that patients receive;
•the drop-out or discontinuation rates of patients;
•the potential additional safety monitoring or other studies requested by regulatory agencies;
•the duration of patient follow-up;
•the timing and receipt of regulatory approvals; and
•the efficacy and safety profile of the product candidates.
In addition, the probability of success of Alvotech’s products in development and any other product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. As a result of the uncertainties discussed above, the estimated duration and completion costs of any clinical trial that Alvotech conducts is subject to change. Alvotech is also unable to determine with certainty when and to what extent it will generate revenue from the commercialization and sale of products in development or other product candidates, if at all.
General and administrative expenses
General and administrative expenses primarily consist of personnel-related expenses, including salaries, bonuses and other related compensation expenses, and external consulting service costs for corporate and other administrative and operational functions including finance, human resources, information technology and legal, as well as facility-related costs not otherwise included in research and development expenses. These costs relate to the operation of the business and are not related to research and development initiatives. General and administrative costs are expensed as incurred.
Alvotech expects general and administrative expenses to continue to increase as Alvotech increases its headcount and incurs external costs associated with operating as a public company, including expenses related to legal, accounting, tax, consulting services and regulatory matters, maintaining compliance with requirements of exchange listings and of the SEC, director and officer liability insurance premiums and investor relations activities and other expenses associated with operating as a public company. Though expected to increase, Alvotech expects these expenses to decrease as a percentage of revenue in the long-term, as revenue increases.
Share of net loss / profit of joint venture
Alvotech holds a 50% ownership interest in the Joint Venture. Alvotech accounts for its ownership interest in the Joint Venture using the equity method of accounting. Under the equity method of accounting, investments in joint ventures are initially recognized at cost and the carrying amount is subsequently adjusted for Alvotech’s share of the profit or loss of the Joint Venture, as well as any distributions received from the Joint Venture. Alvotech’s profit or loss includes its share of the profit or loss of the Joint Venture and, to the extent applicable, other comprehensive income or loss for Alvotech will include its share of other comprehensive income or loss of the Joint Venture. The carrying amount of equity-accounted investments is assessed for impairment and impairment losses will be recognized as impairment loss on investment in joint venture in the statements of profit or loss and other comprehensive income or loss if there is objective evidence of impairment as a result of loss events that have an impact on estimated future cash flows and that can be reliably estimated. In June 2024, Alvotech sold its share in the joint venture for a gross proceeds of $18.0 million as further detailed below.
Finance income and finance costs
Finance income consists of changes in the fair value of derivative financial liabilities and interest income. Alvotech recognizes interest income from a financial asset when it is probable that the economic benefits will flow to Alvotech, and the amount of income can be measured reliably.
Finance costs consist of interest expenses related to lease liabilities and borrowings, changes in the fair value of derivative financial liabilities, accretion of Alvotech’s borrowings and amortization of deferred financing fees.
Exchange rate differences
The Group uses the US dollar as its reporting currency and conducts business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Icelandic and UK market currencies, as well as in the Swiss franc.
Income tax (expense) / benefit
Income tax (expense) benefit consists of current tax and deferred tax (expense) benefit recorded in the consolidated statement of profit or loss and other comprehensive income or loss.
A.Operating Results
Comparison of the six months ended 30 June 2024 and 2023
The following table sets forth Alvotech’s results of operations for the six months ended June 30,:

USD in thousands	2024	2023
Product revenue	65,912	22,715
License and other revenue	169,678	(2,460)
Other income	57	45
Cost of product revenue	(65,167)	(67,909)
Research and development expenses	(97,479)	(99,582)
General and administrative expenses	(29,554)	(41,910)
Operating profit / (loss)	43,447	(189,101)
Share of net loss of joint venture	—	(2,706)
Loss on sale of investment in joint venture	(2,970)	—
Finance income	80,823	122,480
Finance costs	(277,414)	(64,300)
Exchange rate differences	7,742	(3,081)
Non-operating (loss) / profit	(191,819)	52,393
Loss before taxes	(148,372)	(136,708)
Income tax (expense) / benefit	(5,132)	49,854
Loss for the period	(153,504)	(86,854)

Product revenue

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Product revenue	65,912	22,715	43,197	190
Product revenue was $65.9 million for the six months ended 30 June 2024, compared to $22.7 million for the same six months of 2023. Revenue for the six months ended 30 June 2024, consisted of product revenue from sales of AVT02 in select European countries and Canada, launch of AVT02 in the U.S., launch of AVT04 in Canada and Japan and pre-launch sales for select European markets.
License and other revenue

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
License and other revenue	169,678	(2,460)	172,138	100.0

License and other revenue was $169.7 million for the six months ended 30 June 2024, compared to $(2.5) million for the same six months of 2023. The license and other revenue increase of $172.1 million was primarily attributable to the recognition of a $6.6 million research and development milestone due to the approval of AVT04 in Europe, $16.8 million relative to research and development milestone due to the commencement of a clinical phase for the AVT16 program, $39.2 million due to the Confirmatory Efficacy and Safety (CES) completion of AVT03, and $56.8 million to the CES completion of AVT05. This also included $5.4 million relative to product launch of AVT04 in Japan and $5.9 million relative to achievement of sales target of AVT02, $18.8 million relative to product launch of AVT02 in the U.S., and a net milestone revenue of $19.6 million for the execution of commercial contracts during the six months ended 30 June 2024.
Other income

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Other income	57	45	12	26.7
Other income was $57 thousand for the six months ended 30 June 2024, compared to $45 thousand for the six months ended 30 June 2023. The increase in other income was driven by an increase in services performed pursuant to Alvotech’s support service arrangements during the six months ended 30 June 2024, as compared to the six months ended 30 June 2023.

Cost of product revenue

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$ %
Cost of product revenue	65,167	67,909	(2,742) (4)

Cost of product revenue was $65.2 million for the six months ended 30 June 2024, compared to $67.9 million for the same six months of 2023, as a result of sales in the period, including the launch of AVT04 in Canada, Japan and pre-launch in select European countries tempered by lower production-related charges and lower costs associated with FDA inspection readiness. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to continue normalizing with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs.

Research and development expenses

	Six Months Ended 30 June		2023 to 2024
USD in thousands	2024	2023	$	%
AVT03 development program expenses	13,632	12,821	811	6.3
AVT04 development program expenses	1,461	3,395	(1,934)	(57.0)
AVT05 development program expenses	16,918	13,851	3,067	22.1
AVT06 development program expenses	16,773	15,872	901	5.7
Salary and other employee expenses	18,232	19,871	(1,639)	(8.2)
Depreciation, amortization and impairment	3,990	3,130	860	27.5
Other research and development expenses (1)	26,473	30,642	(4,169)	(13.6)
Total research and development expenses	97,479	99,582	(2,103)	(2.1)
(1)Other research and development expenses include other project costs, facility costs and other operating expenses recognized as research and development expenses during the period.

R&D expenses were $97.5 million for the six months ended 30 June 2024, compared to $99.6 million for the same six months of 2023. The slight decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the six months of 2023 and the decrease of $2.4 million primarily related to programs which have completed clinical phase (i.e., AVT02 and AVT04 programs), partially offset by a $17.3 million increase in direct program expenses mainly from four biosimilar candidates, AVT03, AVT05, AVT06 and AVT16 that are in clinical phase.

General and administrative expenses

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
General and administrative expense	29,554	41,910	(12,356)	(29.5)
G&A expenses were $29.6 million for the six months ended 30 June 2024, compared to $41.9 million for the same six months of 2023. The decrease in G&A expenses was primarily attributable to $5.8 million in lower third-party services, lower insurance premiums and less headcount, coupled with a $4.2 million decrease in expenses for share-based payments.

Share of net loss of joint venture and impairment loss on investment in joint venture

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Share of net loss of joint venture	—	2,706	(2,706)	(100.0)
Loss on sale of investment in joint venture	(2,970)	—	(2,970)	100.0
In June 2024, Alvotech sold its share in the joint venture for a gross proceeds of $18.0 million (less of $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million recognized during the six months ended 30 June 2024.

Finance income

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Finance income	80,823	122,480	(41,657)	(34.0)
Finance income was $80.8 million for the six months ended 30 June 2024, compared to $122.5 million for the same six months of 2023. The Finance income for the six months ended 30 June 2024 was primarily attributable to the change in fair value of the Tranche A Conversion Feature of the 2022 Convertible bonds impacted by the bond holders exercising their right to conversion into ordinary shares on the last scheduled conversion date prior to maturity, which is 1 July 2024. The Finance income for the six months ended 30 June 2023 was mainly attributable to a favorable change in fair value of the Predecessors Earn Out shares.

Finance costs

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Finance costs	277,414	64,300	213,114	331.4
Finance costs were $277.4 million for the six months ended 30 June 2024, compared to $64.3 million for the same six months of 2023. The Finance costs for the six months ended 30 June 2024 were primarily attributable to a $120.5 million change in fair value of the Predecessors Earn Out shares, which was negatively impacted by the increase in the Company's share price during that period and by the settlement of the existing debt obligations upon execution of the $965 million Facility agreement. The early redemption of the existing debts, which were settled concurrently with the Facility in July 2024, resulted in the acceleration of previously deferred debt issue costs and debt discounts resulting in $63.1 million loss on remeasurement for the six months ended 30 June 2024. The Finance costs for the six months ended 30 June 2023 were primarily attributable to the interest charges on existing debt obligations.

Exchange rate differences

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Exchange rate differences	7,742	(3,081)	10,823	(351.3)

Exchange rate differences resulted in a gain of $7.7 million for the six months ended 30 June 2024, compared to a loss of $3.1 million for the same six months of 2023. The change was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

Income tax benefit

			Change
USD in thousands	Six Months Ended 30 June		2023 to 2024
	2024	2023	$	%
Income tax (expense) / benefit	(5,132)	49,854	(54,986)	(110.3)
Income tax expense was $5.1 million for the six months ended 30 June 2024, compared to a benefit of $49.9 million for the same six months of 2023. The decrease in benefit was mainly driven by a substantial decrease in operating losses and was offset into an overall tax charge as of 30 June 2024 due to the weakening of the Icelandic krona against the U.S. dollar, which decreased the U.S. dollar value of Icelandic tax loss carry-forwards that the Company expects to fully utilize against future taxable profits.

Reconciliation of non-IFRS financial measure
In addition to its operating results, as calculated in accordance with IFRS, Alvotech uses Adjusted EBITDA when monitoring and evaluating operational performance. Adjusted EBITDA is defined as profit or loss for the relevant period, as adjusted for certain items that Alvotech management believes are not indicative of ongoing operating performance. The adjusting items consist of the following:
1.Income tax benefit;
2.Total net finance costs;
3.Depreciation and amortization of property, plant, and equipment, right-of-use assets and intangible assets;
4.Impairment and loss on sale of property, plant, and equipment and other intangible assets;
5.Charge related to contract termination;
6.Long-term incentive plan expense;
7.Share of net loss of joint venture, including loss on sale of investment in joint venture;
8.Exchange rate differences; and
9.Transaction costs.
Alvotech believes that this non-IFRS measure assists its shareholders because it enhances the comparability of results each period, helps to identify trends in operating results and provides additional insight and transparency on how management evaluates the business. Alvotech’s executive management team uses this non-IFRS measure to evaluate financial measures to budget, update forecasts, make operating and strategic decisions, and evaluate performance. This non-IFRS financial measure is not meant to be considered alone or as a substitute for IFRS financial measures and should be read in conjunction with Alvotech’s consolidated financial statements prepared in accordance with IFRS. Additionally, this non-IFRS measure may not be comparable to similarly titled measures used by other companies. The most directly comparable IFRS measure to this non-IFRS measure is loss for the year.
The following table reconciles loss for the year to Adjusted EBITDA for the six months ended 30 June 2024, and 2023, respectively:

USD in thousands	2024	2023
Loss for the year	(153,504)	(86,854)
Income tax (expense) / benefit	5,132	(49,854)
Total net finance costs (income)	196,591	(58,180)
Depreciation and amortization	14,748	10,934
Charge related to contract termination(3)	—	18,500
Incentive plan expense(1)	5,294	11,911
Share of net loss of joint venture	—	2,706
Loss on sale of investment in joint venture	2,970	—
Exchange rate differences	(7,742)	3,081
Transaction costs(2)	—	918
Adjusted EBITDA	63,489	(146,515)
(1)Represents expense related to employee incentive plans, reported within cost of product revenue, research and development expenses and general and administrative expenses.

(2)Represents transaction costs in connection with the Business Combination and the Icelandic Main Board listing, with any remaining services reported within general and administrative expenses in 2023.
(3)Represents a charge in relation to the termination of the co-development agreement with Biosana for AVT23.

B.Going Concern, Liquidity and Capital Resources
As of 30 June 2024 and 31 December 2023, Alvotech had cash and cash equivalents, excluding restricted cash, of $10.9 million and $11.2 million, respectively. Since its inception, Alvotech has incurred operating losses, including net losses of $153.5 million and $86.9 million for the six months ended 30 June 2024 and 2023, respectively, and had an accumulated deficit of $2,359.3 million and $2,205.8 million as of 30 June 2024 and 31 December 2023, respectively. The Company has financed its activities through successive capital increases, borrowings, and upfront milestone payments under agreements with its commercial partners. During the six months ended 30 June 2024, the Company used $126.0 million cash in operating activities and $10.6 million cash in investing activities, and its financing activities provided $137.2 million in cash.

Sources of Liquidity
Alvotech began to generate revenue from product sales in the second quarter of 2022 in conjunction with the commercialization of AVT02 in Canada and select European countries. AVT02 has received regulatory approval in over 50 markets and has been launched in over 20 markets globally to date. Following the FDA approval in Feburary 2024, Alvotech launched AVT02 in the United States during the first half of 2024 with Teva Pharmaceuticals and Quallent Pharmaceuticals under its private label. The Company also has a second biosimilar, AVT04, which has been approved in Japan, Canada and the EEA. Alvotech received approval from the FDA for SELARSDI, AVT04 biosimilar to Stelara, in April 2024. The Company has launched AVT04 in Canada through its partner Jamp, in Japan through its partner Fuji Pharma, in Europe starting in July, and in the U.S. starting in February of 2025.
On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 30 June 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
During the first quarter 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
On 21 May 2024, the Company announced its collaboration with Dr. Reddy's Laboratories SA, for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK.
On 7 June 2024, the Company entered into a $965 million Facility in two tranches, led by GoldenTree Asset Management, with participation from other institutional investors, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. Upon the closing of the facility in July 2024, the Company was required to settle its existing debt obligations.
On 11 June 2024, the Company extended its partnership with Stada to cover AVT03, its clinical-stage biosimilar candidate for Prolio and Xgeva. Stada will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, the two partners have agreed to extend Stada’s commercial rights to AVT02 and AVT04, the biosimilars to Humira and Stelara, respectively, to

Commonwealth of Independent States (CIS) countries in Central Asia. Alvotech will also regain commercial rights from Stada to AVT06, a proposed biosimilar to Eylea.
On 18 June 2024, the Company entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea, in Europe, except for Germany and France where the rights are semi-exclusive.
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
On 11 July 2024, the Company announced the closing of the $965 million Facility in two tranches. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The Facility financing, for $965 million in aggregate principal amount, matures in June 2029. The first tranche is a first lien $900 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche is a $65 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations.
On 22 July 2024, the Company announced the launch with STADA of Uzpruvo, the first approved biosimilar to Stelara in Europe, across select European countries. This includes the largest markets in the region, where pricing and reimbursement approvals have been secured for market entry. The pioneering launch comes immediately upon expiry of exclusivity rights linked to the European reference molecule patent, offering patients, physicians and payers expanded access at the earliest possible opportunity to a life-altering medicine used in certain indications within gastroenterology, dermatology and rheumatology. Launches of AVT04 in further European countries are scheduled over the coming months, following national price approvals, via a fully European supply chain.
For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
•the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•the costs, timing, and outcome of regulatory review of program candidates;
•Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with commercial partners on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and

•the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.
Cash Flows
Comparison of the six months ended 30 June 2024 and 2023:

			Change
	Six Months Ended 30 June		30 June 2023 to 2024
USD in thousands	2024	2023	$	%
Cash used in operating activities	$(126,000)	$(128,002)	2,002	(1.6)
Cash used in investing activities	(10,569)	(25,225)	14,656	(58.1)
Cash generated from financing activities	137,182	144,455	(7,273)	(5.0)
Operating activities
Net cash used in operating activities decreased by $2.0 million, or 1.6%, from $128.0 million for the six months ended 30 June 2023, to $126.0 million for the six months ended 30 June 2024. This was primarily driven by a $204.0 million decrease in operating cash outflows before considering movements in working capital and $190.7 million increase in cash outflows from movements in working capital.
The $204.0 million increase in operating cash flow before movements in working capital is mostly due to a $213.1 million increase in finance costs, mainly caused by $124.5 million higher increase in fair value of derivatives mainly due to the earn out shares compared to prior period, $23.0 million higher interest on debt and borrowings as well as recognised loss of remeasurements of bonds amounting to $63.0 million due to refinancing in July 2024. A $41.7 million decrease in finance income, and a $55.0 million change in income tax benefit, in non-cash expenses. This was partially offset by an increased loss of $66.7 million, a $18.5 million decrease in allowance for receivables, a $6.6 million decrease in long-term incentive plan expense, and an increase of $10.8 million exchange rate difference.
The $190.7 million decrease in cash flows from movements in working capital is due to a $7.3 million increase in cash outflow to inventories, a $68.9 million increase in trade receivables due to higher product and milestone revenue during the period, a $3.3 million increase in cash outflow from other assets, a $26.0 million increase in cash outflow from trade and other payables and other liabilities, a $28.4 million change in contract assets and a $73.6 million change in contract liabilities. The net increase in contract assets during the period is due to the revenue recognized when the performance obligation has been met which is offset by transfer of amounts to trade receivables, during the period $90.9 million were added to contract asset and $63.6 million were transferred from contract assets to receivables. The net decrease in contract liabilities during the period is due to revenue recognized when the performance obligation has been met, during the period $43.0 million were added as prepayments and $78.8 million were deducted and recognized as revenue. This is partially offset by a $16.9 million increase in cash inflow from related parties. Other change in net cash used in the operating cash flow is due to an increase in paid interests of $11.6 million.
Investing activities
Net cash used in investing activities decreased by $14.7 million, or 58.1%, from $25.2 million for the six months ended 30 June 2023, to $10.6 million for the six months ended 30 June 2024. The decrease in investing activities was driven by a $12.3 million decrease in cash outflow for the acquisition of property, plant and equipment and a $1.3 million decrease in cash outflows related to the acquisition of intangible assets.
Financing activities
Net cash generated from financing activities decreased by $7.3 million, or 5.0%, from $144.5 million for the six months ended 30 June 2023, to $137.2 million for the six months ended 30 June 2024. The $7.3 million decrease is mostly due to a $9.4 million decrease in repayments of borrowings and a $26.1 million decrease in new borrowings partially offset by an increase of $11.9 million in gross proceeds from equity offering.
Material Cash Requirements for Known Contractual Obligations and Commitments
The following is a description of commitments for known and reasonably likely cash requirements as of 30 June 2024.
Borrowings
Alvotech’s debt consists of interest-bearing borrowings from both financial institutions and related parties. The amount of the outstanding borrowings as of 30 June 2024, was $1,055.9 million, including payment-in-kind interests. The timing of future payments on the outstanding borrowing amounts, by year, as well as additional information regarding Alvotech’s borrowings and rights conveyed to the lenders, can be found in Note 21 of the audited consolidated financial statements as of and for the years ended 31 December 2023, and 2022.
Senior Bonds
As of 30 June 2024, the carrying amount of the Senior Bonds was $550.4 million. The Senior Bonds mature in June 2025 and the Group exercised its prepayment option following the execution of the $965 million Facility in June 2024. The Senior Bonds were prepaid on 12 July 2024 following the settlement of the $965 million Facility.
2022 Convertible Bonds
As of 30 June 2024, the carrying amount of the Tranche A and Tranche B Convertible Bonds was $180.8 million and $55.9 million, respectively. All holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the $965 million Facility.
Aztiq Convertible Bond
As of 30 June 2024, the carrying amount of the Aztiq Convertible Bond was $95.4 million. Some holders of the Aztiq Convertible Bond exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. The holders of the Aztiq Convertible Bond that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the $965 million Facility.
Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of the 2022 Convertible Bonds and the Aztiq Convertible Bond with accrued interests.
Alvogen Facility
As of 30 June 2024, the carrying amount of the Alvogen Facility is $83.3 million. The facility includes maturity in September 2025 and interest rate of 17.5%. The Group exercised its prepayment option following the execution of the $965 million Facility, in June 2024. The Alvogen Facility was prepaid in July 2024 upon settlement of the $965 million Facility.
Facility loans
As of 30 June 2024, the carrying amount of the facility loans is $47.5 million. The facility loans include annuity payments that are due monthly with a final maturity in February 2030 and a variable interest rate of USD Secured Overnight Funding Rate ("SOFR") plus a margin of 4.05%.

Other borrowings
On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf. with the ability to draw down an amount up to $8 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, any borrowings are required to be paid by 1 February 2025 and have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 30 June 2024, the outstanding balance on the credit facility was $7.8 million.
On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in March 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 30 June 2024, the outstanding balance on the loan was $2.3 million.
On 5 August 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $1.8 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 30 June 2024, the outstanding balance on the loan was $1.4 million.
On 4 August 2023, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $11.5 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in August 2030. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 30 June 2024, the outstanding balance on the loan was $10.4 million.
On 5 June 2024, the Group entered into a qualified receivable financing agreement with Landsbankinn hf. for a principal amount of $20.0 million. The qualified receivable financing arrangement has a variable interest rate of USD SOFR plus a margin of 3.50% and a maturity of August 2024. As of 30 June 2024, the outstanding balance on the loan was $20.0 million.
Leases
Alvotech’s future undiscounted payments pursuant to lease agreements totaled $168.3 million as of 30 June 2024. The timing of these future payments can be found in Note 10 of the unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2024.

Purchase obligations
For the six months ended 30 June 2024 and 2023, Alvotech did not have any purchase obligations.
While Alvotech does not have legally enforceable commitments with respect to capital expenditures, Alvotech expects to continue to make substantial investments in preparation for commercial launch of its biosimilar product candidates.

C.Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to market risks that may result in changes of foreign currency exchange rates and interest rates, as well as the overall change in economic conditions in the countries where we conduct business. As of 30 June 2024, we had cash and cash equivalents of $10.9 million, excluding restricted cash. Our cash and cash equivalent include both cash in banks and cash on hand.

Foreign currency exchange risk
We are subject to foreign exchange risk in our operations, as some of our financial assets and financial liabilities are denominated in currencies other than the functional currency of our subsidiaries. Any strengthening or weakening of our significant foreign currencies against the USD could impact the measurement of financial instruments in a foreign currency and affect equity. Our significant asset and liabilities denominated in foreign currencies as 30 June 2024 are denominated in EUR, GBP, ISK and CHF. We analyze at the end of each quarter the sensitivity to foreign currency exchange changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a 10% strengthening or weakening of each significant foreign currency, keeping all other variables consistent, as of 30 June 2024. Through this analysis, we note that the only foreign currency that had a material impact was ISK, while all other currencies did not significantly fluctuate.
Interest rate risk
Our interest-bearing investments and borrowings are subject to interest rate risk. The majority of our borrowings are subject to fixed interest rate. Our exposure to the risk of fluctuations in market interest rates primarily relates to the cash in banks that is denominated with floating interest rates. We analyze at the end of each year the sensitivity to interest rate changes. Specifically, we have performed an analysis to understand the impact of an increase or decrease of a one hundred basis point on the interest rates, keeping all other variables consistent, as of 30 June 2024. Through this analysis, we note that the impacts of the interest rate sensitivity did not have a significant effect on loss before tax.

D.     Critical Accounting Estimates
Alvotech has prepared its financial statements in accordance with IFRS. The preparation of these financial statements requires Alvotech to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and related disclosures at the date of the financial statements, as well as revenue and expense recorded during the reporting periods. Alvotech evaluates its estimates and judgments on an ongoing basis. Alvotech bases its estimates on historical experience and other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. For a summary of our significant accounting policies see Note 2 of the audited consolidated financial statements as of and for the years ended 31 December 2023, and 2022.

Recent Accounting Pronouncements
For information on the standards applied for the first time as of 1 January 2024, please refer to Note 4 of the unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2024.
Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from certain SEC disclosure requirements and standards. Alvotech intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as Alvotech qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Based on the aggregate worldwide market value of our voting and non-voting common equity held by our non-affiliates as of 28 June 2024, we will be deemed a “large accelerated filer” after the end of our fiscal year 2024. We will therefore cease being an emerging growth company as of 1 January 2025.

E.Material Weaknesses in Internal Control Over Financial Reporting
Alvotech has identified material weaknesses in the design and operating effectiveness of its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the consolidated financial statements as of 31 December 2023, we identified the following material weaknesses:

(i) the Company did not have a sufficient number of trained professionals with an appropriate level of internal control knowledge, training and experience;
(ii) the Company did not consistently operate all controls, specifically related to consistent execution, adequate review procedures, and maintaining documentation to evidence control performance, including assessing the accuracy and completeness of information used in the execution of controls; and
(iii) the Company did not implement effective controls over the segregation of duties and certain information technology general controls for information systems that are relevant to the preparation of our financial statements.

These material weaknesses could result in a misstatement of Alvotech’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

During 2023, we began implementing a remediation plan that is reasonably likely to materially affect, our internal control over financial reporting. This plan includes further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting working towards the goal of effective control over financial reporting.

As part of this plan, we began taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses, which included the following activities during 2023:

(i) Hired qualified individuals with strong technical accounting, internal control and SEC reporting experience and continued training control owners to reaffirm expectations as it relates to the control design and execution of such controls, including enhancements to the documentation to evidence the execution of the controls;
(ii) Enhanced the Company's governance and oversight processes by establishing a formal control governance structure, ensuring clear roles and responsibilities for control oversight, conducting regular meetings to review control performance, and implementing a system for reporting control-related matters to the Audit Committee;
(iii) Implemented formal documentation of certain policies and procedures, and/or redesigned entity level controls, business process-level controls across all significant accounts and information technology general controls across all relevant domains;
(iv) Developed and executed a risk-based testing plan to cover all identified controls through a mix of design assessment, independent testing of operating effectiveness and management self-certification. The Company has engaged outside consultants to assist in evaluating our internal controls, develop remediation plans to address control deficiencies identified, and actively measure compliance and remediation progress through a quarterly scorecard; and

(v) Continued implementation of a new enterprise resource planning (“ERP”) system including the engagement of outside consultants to help design and implement automated controls and enhance our information technology general controls environment as part of the ERP system implementation.

In addition to the above actions, we continue engaging in the following additional remediation measures during 2024:

(i) Complete the implementation of a new ERP system, which includes increased automated functionality and controls for the preparation of the financial statements to prevent, among other things, unauthorized overrides, and enhance user access controls, segregation of duties with the system, and audit trails to track and monitor activities;
(ii) Implement stronger IT controls to ensure the integrity and security of financial information, including enhancing access and change management controls and implementing regular system monitoring and testing;
(iii) Continue focusing on consistent control execution, adequate review procedures, and improving control documentation, including the accuracy and completeness of information used in the performance of controls; and
(iv) Continue engaging outside consultants to assist in evaluating the internal controls, and actively measure compliance and remediation through quarterly scorecard.